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05040154

VF 4-28-05

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SEC ...MISSION
Washington, D.C. 20549

ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 066634

RECEIVED APR 27 2005 PROCESSING

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING **October 1, 2004** (MM/DD/YY) AND ENDING **December 31, 2004** (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: **Bagpiper Trading, L.L.C.**

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

2 Rector Street, 3rd Floor
(No. and Street)

New York	NY	10006
(City)	(State)	(Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT

Alan S. MacKenzie, Jr. — 212-659-3940
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Jeff Allen, Hy Allen & Co., CPAs
(Name – if individual, state last, first, middle name)

399 Knollwood Drive, Suite 107	White Plains	NY	10603
(Address)	(City)	(State)	(Zip Code)

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
MAY 06 2005
THOMSON
FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan S. MacKenzie, Jr., swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Bagpiper Trading, L.L.C., as of December 31, 2004, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

Sole Member of the General Partner of the Sole Member

Title

Notary Public

GRACE ARTZ NEUFELD
NOTARY PUBLIC, STATE OF NEW YORK
No. 01AR6071232
QUALIFIED IN RICHMOND COUNTY
MY COMMISSION EXPIRES MARCH 11, 2006

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☒ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☒ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

BAGPIPER TRADING, LLC

2 Rector Street, 3RD Floor
New York, NY 10006
Tel: 212-659-3940
Fax: 212-659-3894

SEC MAIL PROCESSING SECTION
RECEIVED
APR 27 2005
WASH. D.C. 202

April 22, 2005

SEC – Washington, D.C.
Division of Market Regulation
450 5th Street, N.W.
Judiciary Plaza
Washington, D.C. 20549

SEC – Northeast Regional Office
Woolworth Building
233 Broadway, 13th Floor
New York, NY 10279

RE: ***Audited Financial Statements submitted pursuant to Rule 17a-5(d)***

Dear Sirs:

Please find enclosed **revised** audited financial statements for the fiscal year ended December 31, 2004 for the following entity:

Bagpiper Trading, LLC
2 Rector Street, 3rd Floor
New York, NY 10006
Tel. # 212-659-3940
SEC File Number: 8-66634
Member, American Stock Exchange

These revised statements are being furnished in response to a request sent to Bagpiper Trading, LLC from its self regulatory organization, the American Stock Exchange. Bagpiper's financial statements were audited by Hy Allen & Co., Certified Public Accountants, 399 Knollwood Road, Suite 107, White Plains, NY 10603, Tel. # 914-428-2480. If you have any questions regarding this filing, please do not hesitate to call Alan MacKenzie of Bagpiper Trading, LLC at 212-659-3940.

Sincerely,

Alan S. MacKenzie, Jr.
Sole Member of the General Partner
of the Sole Member

BAGPIPER TRADING, LLC

FINANCIAL STATEMENTS
December 31, 2004

HY ALLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS
399 KNOLLWOOD ROAD SUITE 107
WHITE PLAINS, NY 10603

HY ALLEN, C.P.A.
JEFFREY N. ALLEN, C.P.A.

TEL. 914-428-2480
FAX 914-428-5663

INDEPENDENT AUDITORS' REPORT

TO THE MEMBER of
BAGPIPER TRADING, LLC

We have audited the statement of financial condition of Bagpiper Trading, LLC as of December 31, 2004 and the related statement of operations, statement of cash flows and changes in member's capital for the three months then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audit in accordance with generally accepted auditing standards. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

The condensed schedule of investments as required by accounting principles generally accepted in the United States has not been presented. The condensed schedule requires categorizing investments by type, geographic location, and industry and reporting percentages of net assets by category. The condensed schedule would also include the names, number of shares and value of each investment constituting more than 5% of partners' capital.

In our opinion, except for the matter described in the preceding paragraph, the financial statements referred to above present fairly, in all material respects, the financial condition of Bagpiper Trading, LLC as of December 31, 2004, and the results of its operations and cash flow and changes in its member's capital for the three months then ended in conformity with accounting principles generally accepted in the United States.

Hy Allen + Co CPA's

HY ALLEN & CO., CPA'S

White Plains, New York
February 22, 2005

HY ALLEN & CO.
CERTIFIED PUBLIC ACCOUNTANTS
399 KNOLLWOOD ROAD SUITE 107
WHITE PLAINS, NY 10603

HY ALLEN, C.P.A.
JEFFREY N. ALLEN, C.P.A.

TEL. 914-428-2480
FAX 914-428-5663

INDEPENDENT AUDITORS' REPORT ON INTERNAL ACCOUNTING CONTROL REQUIRED BY THE SECURITIES AND EXCHANGE COMMISSION RULE 17a-5

TO THE MEMBER of
BAGPIPER TRADING, LLC

In planning and performing our audit of the financial statements of Bagpiper Trading, LLC for the period from October 1, 2004 through December 31, 2004, we considered its internal control structure, including procedures for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a) (11) and the procedures for determining compliance with the exemptive provisions of rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications, and comparisons, and the recordation of differences required by rule 17a-13 or in complying with the requirements for prompt payment for securities under section 8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer activities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the Commission's above mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with U.S. generally accepted accounting principles.

BAGPIPER TRADING, LLC

Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure that we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the Commission to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2004, to meet the Commission's objectives.

This report is intended solely for the use of management, the Securities and Exchange Commission, the American Stock Exchange, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities and Exchange Act of 1934 and should not be used for any other purpose.

Hy Allen + Co CPA's

Hy Allen & Co., CPA's
White Plains, New York

April 21, 2005

BAGPIPER TRADING, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2004

ASSETS		
Current Assets:		
Receivable from Broker	$	11,947,889
Dividend Receivable		932
Long Securities at Market Value		10,169,692
Total current assets		22,118,513
Other Assets:		
JBO Preferred Stock		50,000
TOTAL ASSETS	$	22,168,513
LIABILITIES AND MEMBER CAPITAL		
LIABILITIES:		
Accounts Payable	$	21,424
Dividends Payable on Short Positions		9,294
Short Securities at Market Value		19,917,058
TOTAL LIABILITIES	$	19,947,776
MEMBER CAPITAL	$	2,220,737
TOTAL LIABILITIES AND MEMBER CAPITAL	$	22,168,513

See accompanying notes.

BAGPIPER TRADING, LLC
STATEMENT OF OPERATIONS
FOR THE PERIOD OCTOBER 1ST TO DECEMBER 31, 2004

INCOME:		
Trading Profits	$	509,963
Net Dividends - Trading		13,546
Net Interest - Trading		5,945
Other Dividends		319
Total income	$	529,773
EXPENSES:		
Brokers' Fees	$	82,036
Professional Fees		17,222
Stock Exchange Expenses		1,755
Office & Administrative Expenses		1,127
Total expenses	$	102,140
NET INCOME	$	427,633

See accompanying notes.

BAGPIPER TRADING, LLC
STATEMENT OF CHANGES IN MEMBER CAPITAL
FOR THE PERIOD OCTOBER 1ST TO DECEMBER 31, 2004

Opening Capital	$ 0
Capital Contributed 10-1-04	1,793,104
Net Income	427,633
Capital Redemption	0
Ending Capital	$ 2,220,737

See accompanying notes.

BAGPIPER TRADING, LLC
STATEMENT OF CASH FLOWS
FOR THE PERIOD OCTOBER 1ST TO DECEMBER 31, 2004

Cash flows from operating activities:	
Net income	$ 427,633
Changes in operating assets and liabilities:	
Increase in Receivable from Broker	(11,947,889)
Increase in Long Securities	(10,169,692)
(Increase) in Dividend Receivable	(932)
Increase in Other Assets	(50,000)
Increase in Accounts Payables	21,424
Increase in Dividends Payable	9,294
Increase in Short Securities	19,917,058
Total adjustments	(2,220,737)
Net cash used for operating activities	(1,793,104)
Cash flows from financing activities:	
Capital contributions	1,793,104
Net cash provided by financing activities	1,793,104
Net increase (decrease) in cash	0
Cash at beginning of year	0
Cash at end of year	$ 0

See accompanying notes.

BAGPIPER TRADING, LLC
NET CAPITAL COMPUTATION
DECEMBER 31, 2004

Total ownership equity from Statement of Financial Condition		$ 2,220,737
Deduct ownership equity not allowable for Net Capital		0
Total ownership equity qualified for Net Capital		2,220,737
Add:		
Liabilities subordinated to claims of general creditors allowable in computation of net capital		0
Other (deductions) or allowable credit		0
Total capital and allowable subordinated liabilities		2,220,737
Deductions and/or charges:		
Total nonallowable assets from Statement of Financial Condition		(50,000)
Net capital before haircuts on securities positions		2,170,737
Haircuts on securities:		
Contractual securities commitments	0	
Subordinated securities borrowings	0	
Trading and investment securities:		
Exempted securities	0	
Debt securities	0	
Options	0	
Other securities	1,127,742	
Undue concentration	0	
Total Haircut		(1,127,742)
Net Capital		$ 1,042,995

Note:
There are no material reconciling items between the amounts presented above and the amounts as reported by the Company's unaudited FOCUS Report as of December 31, 2004 as filed on January 25, 2005.

See accompanying notes.

BAGPIPER TRADING, LLC
COMPUTATION FOR DETERMINATION OF RESERVE REQUIREMENTS
FOR BROKERS AND DEALERS PURSUANT TO RULE 15C3-3
UNDER THE SECURITIES AND EXCHANGE ACT OF 1934
DECEMBER 31, 2004

As the Company does not carry any customer securities accounts, an exemption under Section K2I, is claimed.

Furthermore, the Company is not subject to possession and control requirements.

See accompanying notes

BAGPIPER TRADING, LLC
NOTES TO FINANCIAL STATEMENTS

Note 1. ORGANIZATION AND SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

A. **General Description of the Company**

Bagpiper Trading, LLC is a New York limited liability company (the "Company"), which operates as an investment vehicle. Although the Company is authorized to trade a substantially unrestricted range of instruments, the Company initially intends to focus its trading on publicly traded put and call options and warrants on equities and equity indexes and the equities or equity indexes underlying such options. The Company is owned in its entirety by The Bagpiper Fund, L.P.

Generally accepted accounting principles requires a condensed schedule of investments which would include the categorizing of investments by type, geographic location, and industry and reporting percentages of net assets by category. The condensed schedule would also disclose individual investments greater than 5% of member capital. The Sole Member has declined to present this schedule since he feels the information to be proprietary.

B. **Accounting Period**

The Company was formed in August 2004 and became a registered Broker-Dealer and American Stock Exchange member on October 1, 2004. Prior to October 1, the Company conducted no operations. Accordingly, these financial statements cover the accounting period from October 1, 2004 to December 31, 2004.

C. **Method of Reporting**

The Company's financial statements are presented in accordance with generally accepted accounting principles, which require the use of certain estimates made by the Company's management. Gains or losses are recognized by closing positions on a mark to market basis. All record keeping is reported on a trade date basis.

D. **Brokerage Expenses**

The Company will bear all expenses arising out of transactions executed, including brokerage commissions. Marketable assets of the Company will be kept in the custody of U.S. and non-U.S. brokerage firms and banks selected by the Sole Member. The Sole Member is under no obligation to deal with any particular broker or group of brokers, and orders for investments by the Sole

Member may be placed with a number of brokers and dealers. The Sole Member may choose to retain a "prime" broker, but may replace such prime broker or retain additional brokers in the future. The Sole Member will be responsible for placing the Company's brokerage business and selecting broker/dealers. The Sole Member may consider all relevant factors including, but not limited to the execution capabilities required by the transactions, the importance of speed, efficiency or confidentiality, and familiarity with the sources from whom and to whom particular securities might be purchased or sold.

E. **Income Taxes**

The Company prepares calendar year U.S. and state information on tax returns and reports to the member its allocable shares of the Company's income, expenses and trading gains or losses.

F. **Custody Concentrations**

Balances with broker consist principally of brokerage accounts with Merrill Lynch Professional Clearing Corp.

Note 2. THE SOLE MEMBER

The Company's sole member is The Bagpiper Fund, L.P. The Sole Member has complete responsibility and authority for all aspects of the Company's business and operations, and has full discretionary investment management authority of the Company.

Note 3. NET CAPITAL REQUIREMENT

The Company is a member of the American Stock Exchange and is subject to the SEC Uniform Net Capital Rule 15c3-1. This Rule requires the maintenance of minimum net capital and that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 12 to 1 in its first year of operation (and 15 to 1 in subsequent years) and that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1. At December 31, 2004, the Company's net capital was approximately $1,042,995 (after taking haircut charges), which was approximately $942,995 in excess of its minimum requirement of $100,000.

Note 4. EXEMPTION FROM RULE 15c3-3

The Company is exempt from the SEC Rule 15c3-3 and, therefore, is not required to maintain a "Special Reserve Bank Account for the Exclusive Benefit of Customers." In addition, the Company is not subject to possession and control requirements.